Exhibit 99.1

Dominion Diamond Corporation reports Diavik Diamond Mine Third Calendar Quarter Production

YELLOWKNIFE, NT, Oct. 14, 2014 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company") reports Diavik Diamond Mine production results for the third calendar quarter of 2014:

Diavik Diamond Mine Production (100% basis)
	Q3, 2014	Q3 2013	% Change	YTD 2014	YTD 2013	% Change
Tonnes processed (millions)	0.56	0.55	2%	1.76	1.58	12%

Carats Recovered (millions)	1.67	1.67	0%	5.69	5.18	10%

Processing volumes and diamonds recovered in the third calendar quarter were consistent with the same quarter of the prior year. Through the third quarter, initiatives associated with improving availabilities, removing plant bottlenecks and increasing utilization of equipment were maintained, which have contributed to the significant improvement in tonnage processed and carats recovered on a year-to-date basis. On the mining front, continued efforts around mining equipment and shift utilization and increasing payload on equipment translated into better than expected ore production.

The Diavik Diamond Mine full-year production target (on a 100% basis) is expected to be approximately:

Run of Mine Production Diavik Diamond Mine (100% basis)	Tonnes Mined (millions)	Tonnes Processed (millions)	Carats (millions)
Revised Mine Plan for Calendar 2014	2.0	2.2	6.5

Original Mine Plan for Calendar 2014	1.9	1.9	6.1

The plan for tonnes processed includes material from both mining and stockpiles. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.5 million tonnes from A-154 South and approximately 0.8 million tonnes from A-418 kimberlite pipes.  The 8% increase in expected carat production from run of mine ore compared to the original mine plan results primarily from an increase in ore processed as a result of improvements in the availability and utilization of the processing plant and the availability of stockpiled ore at the beginning of the year. In addition to the 6.5 million carats produced from run of mine ore there will be production from coarse ore rejects ("COR"). This additional production is not included in the Company's ore reserves, and is therefore incremental. Based on historical recovery rates, the tonnage of this material which is planned to be processed during calendar 2014 would have produced 0.3 million carats from COR.

Diavik Diamond Mine Production 40% basis

For the three months ended Sept 30, 2014				For the three months ended Sept 30, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	52	189	3.62	56	233	4.15
A-154 North	90	186	2.08	81	165	2.04
A-418	82	292	3.56	81	236	2.91
COR	0.1	1	-	1	35	-
Total	224	669	2.98(a)	219	669	2.91(a)

(a)    Grade has been adjusted to exclude COR

For the nine months ended Sept 30, 2014				For the nine months ended Sept 30, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	156	584	3.76	176	757	4.29
A-154 North	280	607	2.17	219	462	2.11
A-418	268	1,008	3.77	232	741	3.20
COR	3	77	-	4	111	-
Total	707	2,275	3.13(a)	631	2,071	3.13(a)

(a)    Grade has been adjusted to exclude COR

Pricing

Based on the Company's sales during the third calendar quarter of 2014 and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the ore types below.

Diavik Ore Type	September 2014 Average Price per Carat (in US dollars)
A-154 South	$145
A-154 North	$190
A-418	$105
COR	$50

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Diavik Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plans for the Diavik Diamond Mine; mining, production, construction and exploration activities at the Diavik Diamond Mine; currency exchange rates; and world and US economic conditions. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Qualified person

The scientific and technical information contained in this press release has been prepared under the supervision of Mats Heimersson, P. ENG, an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information:

please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 20:00e 14-OCT-14